SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May, 2012

Commission File Number 1-33208

HANWHA SOLARONE CO., LTD.

666 Linyang Road
Qidong, Jiangsu Province 226200
People’s Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K/A of Hanwha SolarOne Co., Ltd. (the “Company”) is being submitted to amend the line item of general and administrative expense ("G&A expenses") contained in the Company’s current report on Form 6-K, which was originally submitted with the Securities and Exchange Commission on May 31, 2012.

Hanwha SolarOne Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Press Release Dated May 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANWHA SOLARONE CO., LTD

Date: May 31, 2012	By:	/s/ Ki-Joon HONG
		Name:	Ki-Joon HONG
		Title:	Chief Executive Officer